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FORM 12b-25	SEC FILE NUMBER
333-268958
CUSIP NUMBER
NOTIFICATION OF LATE FILING	88024M108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐ Form N-CEN

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CEN

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tempo Automation Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

2460 Alameda Street
Address of Principal Executive Office (Street and Number)

San Francisco, California, 94103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, N-CEN or the transition report or portion thereof, could not be filed within the prescribed time period.

Tempo Automation Holdings, Inc. (“Tempo” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). The Company has determined that it is unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

Reasons for Delay

The Company has determined that it is unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense because it requires additional time to complete its financial statement preparation and review process. The Company’s independent registered public accounting firm is in the process of finalizing the audit of the Company’s financial statements for the year ended December 31, 2022, and requires additional time to complete its audit of such financial statements for purposes of inclusion in the Form 10-K. Among other things, the Company is continuing to assess the accounting treatment and value of certain complex financial instruments issued in connection with the Company’s acquisition of Tempo Automation, Inc. in November 2022. In the process of preparing the Company’s financial statements for the year ended December 31, 2022, management also discovered potential material weaknesses in its internal controls over financial reporting and its disclosure controls and procedures relating to insufficient and untimely review of significant accounting transactions and reconciliation related to revenue recognition, equity administration and significant financing transactions. Although the assessment is not yet complete, the Company expects to report material weaknesses in its internal controls over financial reporting and its disclosure controls and procedures. Management is assessing its existing controls and procedures and expects to recommend to the audit committee of the board of directors of the Company various measures intended to remediate and improve the Company’s internal controls over financial reporting and its disclosure controls and procedures in future periods. The Company is working diligently to file the Form 10-K as soon as practicable and expects to file the Form 10-K on or before April 15, 2023, which is within fifteen calendar days of the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ryan Benton	(408)	599-2818
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes to its results of operations for the period ended December 31, 2022 compared to the period ended December 31, 2021. These changes are consistent with the selected financial information disclosed in the Company’s issued press release included in the Current Report on Form 8-K filed on March 27, 2023 (“Form 8-K”) announcing its financial results for the quarter and year ended December 31, 2022. The financial results in the Form 8-K were unaudited and represented the most current information available to management. However, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the financial statements and filing of the Company’s Form 10-K.

Tempo Automation Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2023	By:	/s/ Ryan Benton